UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

SYNBIOTICS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

871566105
(CUSIP Number)

Christopher P. Hendy
Redwood West Coast, LLC
9468 Montgomery Road
Cincinnati, Ohio 45242
(513) 984-9730
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

CUSIP No. 871566105

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Redwood West Coast, LLC

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 21,796,668 – See Item 5(b) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 21,796,668 – See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,796,668 – See Item 5(a)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 54.8%

14.	Type of Reporting Person OO

CUSIP No. 871566105

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Jerry L. Ruyan

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 255,000 8. Shared Voting Power 21,796,668 – See Item 5(b) 9. Sole Dispositive Power 255,000 10. Shared Dispositive Power 21,796,668 – See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,051,668 – See Item 5(a)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 55.5%

14.	Type of Reporting Person IN

CUSIP No. 871566105

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Thomas A. Donelan

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 21,796,668 – See Item 5(b) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 21,796,668 – See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,796,668 – See Item 5(a)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 54.8%

14.	Type of Reporting Person IN

CUSIP No. 871566105

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Christopher P. Hendy

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 21,796,668 – See Item 5(b) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 21,796,668 – See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,796,668 – See Item 5(a)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 54.8%

14.	Type of Reporting Person IN

CUSIP No. 871566105

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Redwood Holdings, Inc. 31-1574894

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC & AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Ohio corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 21,796,668 – See Item 5(b) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 21,796,668 – See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,796,668 – See Item 5(a)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 54.8%

14.	Type of Reporting Person CO

This Schedule 13D is filed by Redwood West Coast, LLC, Jerry L. Ruyan, Thomas A. Donelan, Christopher P. Hendy and Redwood Holdings, Inc. Messrs. Ruyan, Hendy and Donelan are members of, and serve on the Management Committee of, Redwood West Coast, LLC. Pursuant to the terms of the Operating Agreement for Redwood West Coast, LLC, all shared voting and shared dispositive authority over the securities reflected in this Schedule 13D related to the shares of Series C Preferred Stock is vested in the Management Committee. Additionally, Messrs. Hendy and Donelan are Co-Managers of Redwood West Coast, LLC. The shares reflected in this Schedule 13D filing related to the shares of Series C Preferred Stock were issued in the name of Redwood West Coast, LLC.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of Synbiotics Corporation, a California corporation. Synbiotics’ principal executive offices are located at 11011 Via Frontera, San Diego, California 92127.

Item 2. Identity and Background.

Redwood West Coast, LLC

(a)	Redwood West Coast, LLC.

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242.

(c)
Redwood West Coast, LLC is a Delaware limited liability company organized to acquire voting securities of Synbiotics constituting at least a majority of its outstanding voting power and thereafter to hold such securities and control the operations of Synbiotics. Jerry L. Ruyan, Thomas A. Donelan and Christopher P. Hendy are members of Redwood West Coast, LLC. Pursuant to the Operating Agreement for Redwood West Coast, LLC, all authority is vested in the Management Committee which is comprised of Messrs. Ruyan, Hendy and Donelan. Messrs. Hendy and Donelan are Co-Managers of Redwood West Coast, LLC. Redwood West Coast, LLC’s business address is 9468 Montgomery Road, Cincinnati, Ohio 45242.

(d)	Redwood West Coast, LLC, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Redwood West Coast, LLC, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Redwood West Coast, LLC being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Delaware limited liability company.

Jerry L. Ruyan

(a)	Jerry L. Ruyan.

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242.

(c)
Mr. Ruyan is primarily engaged in the business of investing in businesses which he believes will improve with better management. He conducts his investment activities from the address listed in (b) above. Mr. Ruyan also serves on the Board of Directors of Hemagen Diagnostics, Inc., a Delaware corporation. Hemagen’s principal business address is 9033 Red Branch Road, Columbia, Maryland 21045.

(d)	Mr. Ruyan, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Ruyan, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Ruyan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Thomas A. Donelan

(a)	Thomas A. Donelan.

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242.

(c)
Redwood Holdings, Inc., 9468 Montgomery Road, Cincinnati, Ohio 45242. Mr. Donelan serves on the Management Committee of Redwood West Coast, LLC and the Board of Directors of Synbiotics. Mr. Donelan is a Co-Manager of Redwood West Coast, LLC.

(d)	Mr. Donelan, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Donelan, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Donelan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Christopher P. Hendy

(a)	Christopher P. Hendy.

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242.

(c)
Redwood Holdings, Inc., 9468 Montgomery Road, Cincinnati, Ohio 45242. Mr. Hendy serves on the Management Committee of Redwood West Coast, LLC and the Board of Directors of Synbiotics. Mr. Hendy is a Co-Manager of Redwood West Coast, LLC.

(d)	Mr. Hendy, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Hendy, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Hendy being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Redwood Holdings, Inc.

(a)	Redwood Holdings, Inc.

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242

(c)
Redwood Holdings, Inc. is a 100% owned subsidiary of an employee stock ownership plan, the beneficial owners of which are Jerry L. Ruyan – 49.9%, Thomas A. Donelan – 24.9% and Christopher P. Hendy – 24.9% Redwood Holdings, Inc.’s address is Redwood Holdings, Inc., 9468 Montgomery Road, Cincinnati, Ohio 45242.

(d)	Redwood Holdings, Inc., during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Redwood Holdings, Inc., during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Redwood Holdings, Inc. being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ohio corporation.

Item 3. Source and Amount of Funds or Other Consideration.

On October 31, 2002, pursuant to a Stock Swap Agreement, Redwood West Coast, LLC exchanged 2,800 shares of Series B Preferred Stock of Synbiotics Corporation for 2,800 shares of Series C Preferred Stock of Synbiotics Corporation. Messrs. Ruyan, Donelan and Hendy are members of Redwood West Coast, LLC and serve on its Management Committee. All company authority, including voting and dispositive power over the Series C Preferred Stock, is vested in the Management Committee. Messrs. Hendy and Donelan are Co-Managers of Redwood West Coast, LLC.

During the period November 20, 2002 through November 27, 2002, Mr. Ruyan directly purchased, for his own personal account, 255,000 shares of common stock of Synbiotics Corporation in open market transactions utilizing his own personal funds.

Item 4. Purpose of Transaction.

The shares of Series C Preferred Stock, which are convertible into shares of Common Stock that are the subject of this Schedule 13D, were acquired by Redwood West Coast, LLC pursuant to a Stock Swap Agreement dated October 31, 2002 between Redwood West Coast, LLC and Synbiotics Corporation. Pursuant to the terms of the Stock Swap Agreement, Redwood West Coast, LLC exchanged its 2,800 shares of Series B Preferred Stock of Synbiotics Corporation for 2,800 shares of Series C Preferred Stock of Synbiotics Corporation. These shares are convertible into 21,796,668 shares of Common Stock at any time. In addition, under certain circumstances as set forth in the Stock Swap Agreement, Redwood West Coast, LLC may be issued additional shares of Series C Preferred Stock by Synbiotics Corporation.

Each share of Series C Preferred Stock is convertible into such number of shares of Common Stock as is determined by dividing each share of Series C Preferred Stock, valued at $1,000, by the conversion price – initially set at $0.12846 (these conversion features are identical to that of the Series B Convertible Preferred Stock). The conversion price is subject to adjustment as set forth in the Certificate of Determination, as amended, establishing the Series C Preferred Stock including, without limitation, adjustments for stock splits, dividends and issuances by Synbiotics Corporation of additional shares of its Common Stock at prices below the applicable conversion price.

Holders of Series C Preferred Stock are entitled to vote with the holders of the Common Stock, as a single class, on each matter submitted to the shareholders of Synbiotics Corporation. Each share of Series C Preferred Stock represents that number of votes that equals the number of shares of Common Stock into which such shares of Series c Preferred Stock may be converted at the applicable conversion price. The voting rights granted to the holders of Series C Preferred Stock apply at all times. In addition, holders of Series C Preferred Stock, voting as a single class, have the ability to amend certain terms of such preferred stock. Accordingly, the Reporting Persons are deemed to have shared voting power over all of the shares reflected in this Schedule 13D related to the Series C Preferred Stock.

Redwood West Coast, LLC acquired the Series C Preferred Stock shares reflected in this Schedule 13D for purposes of controlling Synbiotics Corporation. The Reporting Persons may also acquire additional Synbiotics securities from time to time. Synbiotics Corporation has restructured its Board of Directors so that Redwood West Coast, LLC designees occupy 2 of the 3 seats on its Board. The Redwood West Coast, LLC Board seats are held by Messrs. Hendy and Donelan.

The shares of Common Stock acquired directly by Mr. Ruyan are for his own personal account.

Except as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

4.1	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

4.2	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

4.3	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

4.4	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

4.5	Any material change in the present capitalization or dividend policy of the issuer;

4.6	Any other material change in the issuer’s business or corporate structure;

4.7	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

4.8
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

4.9	Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

4.10	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer.

Redwood West Coast, LLC, Jerry L. Ruyan, Thomas A. Donelan, Christopher P. Hendy and Redwood Holdings, Inc.

Pursuant to the Stock Swap Agreement and as set forth above in Item 4, the 2,800 shares of Series C Preferred Stock acquired by Redwood West Coast, LLC are convertible into 21,796,668 shares of Synbiotics Corporation Common Stock. According to its Form 10-Q filed with the Securities and Exchange Commission on November 8, 2002, as of November 8, 2002, Synbiotics Corporation had 17,953,514 shares of its Common Stock outstanding. After factoring in the conversion of the Series C Preferred Stock held by Redwood West Coast, LLC, the Reporting Persons, except Mr. Ruyan, are deemed to beneficially own 54.8% of the outstanding Common Stock of Synbiotics Corporation. After factoring in the conversion of the Series C Preferred Stock held by Redwood West Coast, LLC, and the 255,000 shares of Common Stock held in his personal account, Mr. Ruyan is deemed to beneficially own 55.5% of the outstanding Common Stock of Synbiotics Corporation.

(a)
See pages 2 - 6, nos. 11 and 13. No. 11 includes 21,796,668 shares issuable upon conversion of the Synbiotics Corporation Series C Preferred Stock. Such shares of preferred stock are convertible within 60 days. The Reporting Persons have shared voting power and shared dispositive power over all of the shares related to the Series C Preferred Stock reflected in this filing.

(b)
See pages 2 - 6, nos. 7 -10. Nos. 8 and 10 include 21,796,668 shares of Common Stock issuable upon conversion of the Synbiotics Corporation Series C Preferred Stock. Such shares of preferred stock are convertible within 60 days. The Reporting Persons have shared voting power and shared dispositive power over all of the shares related to the Series C Preferred Stock reflected in this filing. Mr. Ruyan has sole voting power and sole dispositive power over all the shares he holds in his personal account reflected in this filing.

(c)	Other than as set forth above, the Reporting Persons have made no transactions with respect to Synbiotics Corporation securities in the last 60 days.

(d)	None.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Messrs. Hendy, Donelan, Ruyan and Redwood Holdings, Inc. are parties to Redwood West Coast, LLC’s Operating Agreement which vests all company authority in the Management Committee, which is comprised of Messrs. Hendy, Donelan and Ruyan.

Item 7. Material to be filed as Exhibits.

1.	Stock Swap Agreement dated October 31, 2002 between Synbiotics Corporation and Redwood West Coast, LLC.

2.	Certificate of Determination of Preferences of Series C Preferred Stock of Synbiotics Corporation, a California corporation, filed October 31, 2002.

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

/s/ Jerry L. Ruyan
Jerry L. Ruyan Dated: December 6, 2002

/s/ Thomas A. Donelan
Thomas A. Donelan Dated: December 6, 2002

/s/ Christopher P. Hendy
Christopher P. Hendy Dated: December 6, 2002

REDWOOD WEST COAST, LLC

By:	/s/ Christopher P. Hendy
Christopher P. Hendy, Co-Manager Dated: December 6, 2002

REDWOOD HOLDINGS, INC.

By:	/s/ Thomas A. Donelan
Thomas A. Donelan, President Dated: December 6, 2002